Washington, D.C. 20549




                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For December 17, 2004



                         Andina Bottling Company, Inc.
                         -----------------------------
                (Translation of registrant's name into English)


                           Avenida Andres Bello 2687
                      ----------------------------------
                              Piso 20, Las Condes
                         ----------------------------
                                   Santiago
                             --------------------
                                     Chile
                               -----------------
                   (Address of principal executive offices)

                           Form 20-F X Form 40-F__
                                    ---




          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                 Yes___ No X
                                          ---

                 ANDINA BOTTLING COMPANY, INC. (THE "COMPANY")
                              REPORT ON FORM 6-K

TABLE OF CONTENTS

1. Announcement of consolidated results for the third quarter and nine months ended September 30, 2004.

                                MATERIAL EVENT
                                --------------

CORPORATE NAME             : EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY        : 00124
TAXPAYER I.D.              : 91.144.000-8
------------------------------------------------------------------------------
The following is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.B.3 of General Rule No. 30 of the Superintendency of Securities and
Insurance:



Santiago, October 29, 2004


Pedro Pellegrini Ripamonti
Corporate Legal Manager
Embotelladora Andina S.A.

EMBOTELLADORA ANDINA S.A.



                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                                 EMBOTELLADORA ANDINA S.A.

                                                 By: /s/ Osvaldo Garay
                                                     ------------------
                                                     Osvaldo Garay
                                                     Chief Financial Officer


Dated: December 17, 2004